SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
RPX Corporation
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
74972G103
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 25, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Mangrove Partners Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,203,136

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,203,136

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,203,136

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Mangrove Partners Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,203,136

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,203,136

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,203,136

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Mangrove Partners Fund (Cayman), Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,203,136

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,203,136

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,203,136

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

OO

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mangrove Partners

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,203,136

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,203,136

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,203,136

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mangrove Capital

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,203,136

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,203,136

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,203,136

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nathaniel August

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,203,136

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,203,136

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,203,136

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
A total of approximately $33,270,202, including brokerage commissions, was paid to acquire the securities reported as beneficially owned by the Master Fund. The funds used to purchase these securities were obtained from the general working capital of the Master Fund, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On May 25, 2016, the Master Fund and Mangrove Partners (the "Mangrove Parties") and the Issuer entered into a settlement agreement (the "Settlement Agreement"). The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things, to appoint Gilbert Palter: (i) to the Board of Directors (the "Board") as a Class I director (with a term expiring upon the Issuer's 2018 annual meeting of stockholders (the "2018 Annual Meeting")) and (ii) as a member of the Compensation Committee of the Board. Should Mr. Palter be unable or unwilling to serve on, or resign from, the Board prior to the end of the Standstill Period (as defined in the Settlement Agreement), and provided the Mangrove Parties' beneficial ownership is greater than 3% of the then-issued and outstanding Shares (the "Ownership Threshold"), the Mangrove Parties have the right to recommend, as replacement directors, two substitute persons that are not affiliates or associates of the Mangrove Parties and are independent of the Issuer. The Nominating Committee of the Board (the "Nominating Committee") has the option of recommending one of those two individuals or Mr. August as to fill the resulting vacancy.
The Issuer and the Mangrove Parties also agreed that so long as the Mangrove Parties' beneficial ownership is above the Ownership Threshold, the Mangrove Parties and the Issuer will mutually seek to identify an additional new director who (i) is not an affiliate or associate of the Mangrove Parties and (ii) qualifies as independent pursuant to the Securities and Exchange Commission (the "SEC") and Nasdaq listing standards. Should the Nominating Committee reject three such individuals proposed by the Mangrove Parties, the Mangrove Parties shall have the right to nominate a fourth individual that satisfies the criteria above (collectively, the "Mangrove Candidates"). Following such nomination, either (1) the Nominating Committee will recommend for appointment to the Board any one of the Mangrove Candidates or Nathaniel August, or (2) the Board shall promptly call for a special meeting of stockholders for the purpose of permitting stockholders to elect either one of the Mangrove Candidates or an individual designated by the Board who is not a Mangrove Candidate.
The Issuer also agreed not to form new committees or subcommittees of the Board to which significant decision-making authority of the Board is delegated that do not have at least one member (or their replacement as the case may be) appointed pursuant to the Settlement Agreement.
Pursuant to the terms of the Settlement Agreement, the Mangrove Parties agreed, among other things, that at the Issuer's 2016 and 2017 annual meetings of stockholders, the Mangrove Parties will cause any Shares beneficially owned by them to be present for purposes of establishing a quorum and to cause such Shares to be voted by proxy (i) in favor of the election of any director nominated by the Board, (ii) against the election of any director not recommended by the Board, and (iii) otherwise in accordance with the Board's recommendation, including in favor of any other matter recommended for stockholder approval by the Board; provided that to the extent that the recommendation of Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") differs from the Board's recommendation with respect to any matter other than the election of directors to the Board, the Mangrove Parties shall have the right to vote any shares beneficially owned by it in accordance with the recommendation of ISS or Glass Lewis with respect to such matters; provided further that Mangrove may vote such shares in its discretion with respect to any tender offer, exchange offer, merger, consolidation, business combination or other change-of-control transaction of the Issuer.

The Mangrove Parties also agreed to certain customary standstill provisions, effective as of the date of the Settlement Agreement and ending 30 calendar days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the 2018 Annual Meeting, subject to certain exceptions in the case of a Strategic Transaction (as defined in the Settlement Agreement) involving the Issuer.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 51,368,138 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2016 as reported in the Issuer's Quarterly Report filed on Form 10-Q with the SEC on May 10, 2016.
As of the date hereof, the Master Fund owned directly 3,203,136 Shares, constituting approximately 6.2% of the Shares outstanding. By virtue of their respective relationships with the Master Fund discussed in further detail in Item 2, each of the US Feeder, the Cayman Feeder, Mangrove Partners, Mangrove Capital and Mr. August may be deemed to beneficially own the Shares owned directly by the Master Fund.
Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Item 5(c) is hereby amended to add the following:
(c) Schedule B annexed hereto lists all transactions in securities of the Issuer since the filing of Amendment No 1 to the Schedule 13D.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On May 25, 2016, the Master Fund and Mangrove Partners and the Issuer entered into the Settlement Agreement which, as defined and described in Item 4 above, is incorporated by reference into this Item 6 and attached as Exhibit 99.1 hereto.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
99.1	Settlement Agreement by and among RPX Corporation, The Mangrove Partners Master Fund, Ltd. and Mangrove Partners, dated May 25, 2016.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  May 27, 2016
THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL, as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

SCHEDULE B
Transactions of the Reporting Persons Since the Filing of Amendment No. 1 to the Schedule 13D
Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

	The Mangrove Partners Master Fund, Ltd.

05/19/16	60,000	8.9866
05/19/16	40,000	8.9837